Exhibit 99.3

AMERICAN ISRAELI PAPER MILLS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of American Israeli Paper Mills Ltd. (the “Company”), do hereby nominate, constitute and appoint Amos Mar- Haim or Lea Katz, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of October 25, 2007, at the Special General Meeting of Shareholders to be held on November 25, 2007 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF

AMERICAN ISRAELI PAPER MILLS LTD.

November 25, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ˆ Please detach along perforated line and mail in the envelope provided. ˆ

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR
BLACK INK AS SHOWN HERE ☒

SPECIAL GENERAL MEETING
				FOR	AGAINST	ABSTAIN
		1.	To approve a private placement of newly issued ordinary shares of the Company to Israeli institutional and private investors, as well as to the Company's controlling shareholders, Clal Industries Limited and Discount Investments Corporation Limited, in consideration for cash, as described in the Proxy Statement.	☐	☐	☐

				YES	NO
			Do you have a personal interest in the transactions underlying Proposal 1? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 1).	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special General Meeting of Shareholders.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will NOT be voted for Proposal 1. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.